Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 866 704 6710
Email: investors@rrsat.com

For Immediate Release

RRSAT PRESENTS 38% INCREASE IN 2006 REVENUES AND 57% INCREASE IN ADJUSTED NET INCOME

Set New Records with Strong Fourth Quarter and Full Year 2006 Results

Financial Highlights for the Fourth Quarter and Full Year:
■	Annual revenues increased 38% year-over-year to $43.3 million; fourth quarter revenues increased by 31% year-over-year to $12.0 million; on both counts, a new record.
■	Annual adjusted net income up 57% to $8.1 million; quarterly adjusted net income up 85% to $2.6 million.
■	Adjusted EBITDA of $12.8 million for the year, and $3.6 million for the quarter, an increase of 39% and 32% respectively over 2005.

OMER, Israel – February 20, 2007 – RRSat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today its financial results for the fourth quarter of 2006 and the year ended December 31, 2006.

Fourth Quarter Results

Revenues for the fourth quarter were $12.0 million, an increase of 30.6% compared to $9.2 million in the fourth quarter of 2005, and an increase of 4.4% compared to $11.5 million in the third quarter of 2006.

Operating income for the fourth quarter of 2006 was $1.9 million, and excluding one-time expenses relating to RRSat’s IPO in the fourth quarter, was $2.9 million, or 24.2% of revenues. This is compared to $2.2 million, or 24.3% of revenues, as reported in the fourth quarter of 2005 and $2.7 million, or 23.6% of revenues, as reported in the prior quarter.

Adjusted net income for the fourth quarter of 2006 was $2.6 million, or 22.0% of revenues, an increase of 85.3% compared to $1.4 million, or 15.5% of revenues, as reported in the fourth quarter of 2005. Adjusted net income in the third quarter of 2006 was $2.0 million, representing 17.1% of revenues. Adjusted net income per diluted share was $0.17, compared with $0.11 in the fourth quarter of 2005 and $0.15 in the prior quarter. Adjusted EBITDA for the fourth quarter of 2006 was $3.6 million, an increase of 32.5% compared to $2.7 million in the fourth quarter of 2005 and an increase of 9.2% compared to $3.3 million in the third quarter of 2006.

Net income on a GAAP basis for the fourth quarter of 2006 was $1.7 million, or 14.5% of revenues, an increase of 23.0% compared to $1.4 million as reported in the fourth quarter of 2005. Net income in the third quarter of 2006 was $2.0 million, representing 17.1% of revenues. Net income per diluted share on a GAAP basis was $0.11, compared with $0.11 in the fourth quarter of 2005 and $0.15 in the prior quarter.

Full Year Results

Revenues for the fiscal year ended December 31, 2006 were $43.3 million, an increase of 38.2% compared with $31.3 million for the same period of 2005.

Operating income for the fiscal year ended December 31, 2006, was $9.4 million, and excluding one-time IPO-related expenses, was $10.4 million, or 24.1% of revenues, compared with $7.5 million, or 23.8% of revenues, for the same period of 2005.

Adjusted net income for the fiscal year ended December 31, 2006 was $8.1 million, or 18.7% of revenues, an increase of 56.5% compared to $5.2 million, or 16.5% of revenues, as reported for the same period of 2005. Adjusted net income per diluted share for the fiscal year ended December 31, 2006 was $0.59, compared with $0.40 for the same period of 2005. Adjusted EBITDA for the fiscal year ended December 31, 2006 was $12.8 million, an increase of 38.7% compared to $9.2 million in 2005.

Net income on a GAAP basis for the fiscal year ended December 31, 2006, was $ 7.3 million, or 16.9% of revenues, an increase of 72.1% compared to $4.2 million as reported for the same period in 2005, representing 13.6% of revenues. Earnings per diluted share on a GAAP basis for the fiscal year ended December 31, 2006 was $0.53, compared with $0.33 in 2005.

David Rivel, CEO of RRSat commented, “During 2006, we presented very strong financial performance and we showed this across all of our key performance indicators. We ended 2006 with the highest backlog in our history at $114 million, which gives us substantial visibility into 2007 and beyond. In the fourth quarter, we started to supply additional distribution services to 20 new and existing customers – 9 new customers and 11 existing customers seeking additional services. Not only does this demonstrate the value of our offering to new television content providers, it also demonstrates that our existing customers are highly satisfied with the services we offer them and choose to come back to us for more.”

Mr. Rivel added, “2006 was a key year for the company. We completed our IPO and listed our shares on NASDAQ and saw a year of strong ramp up in sales and record net income. Our global network is steadily growing and currently includes increased Fiber and Internet capacity. High growth new markets such as IPTV, Mobile devices and Internet TV are further driving business and development. We are in the preliminary stage of evaluating several potential complementary acquisitions in the UK and US. In 2007, we intend to continue to expand and diversify our customer base, while further enhancing and increasing our product offering to our current customers. Our business is growing at a rapid pace, and we look forward to continuing to share this success with our shareholders.”

“Looking ahead to 2007, we expect to continue to generate revenue growth and anticipate 2007 revenues to be approximately $55 million, with first quarter revenues to be in the range of $12.4-$13.0 million.” Concluded Mr. Rivel

Conference Call Information

Conference Call Scheduled later today, February 20, 2007 at 9am EST. On the call, Mr. David Rivel, Founder & CEO and Mr. Gil Efron, CFO will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 888 482 0024
UK Dial-in Numbers: 00 800 2800 2002 or 0 808 234 7616
Israel Dial-in Number: 1 809 315 043
International Dial-in Number: 1 617 801 9702
The pass-code for participants is 23029617

A replay of the call will be available for seven days following the call. The replay numbers are: 888 286 8010 (US); 1 617 801 6888 (International). The passcode for replay is 74601140.

Use of Non- GAAP Financial Measures

RRSat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures.

RRSat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of our business.

Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS 133 and the resulting income tax (increase) decrease, and one-time expenses in the fourth quarter of 2006 relating to the IPO.

Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, and adding income taxes and one-time expenses in the fourth quarter of 2006 relating to the IPO, non-cash equity-based compensation charge, and depreciation and amortization

Management believes the non-GAAP financial measures (adjusted net income and adjusted EBITDA) provided are useful to investors’ understanding and assessment of RRSat’s on-going core operations and prospects for the future. Management uses these non-GAAP financial measures in order to evaluate the performance of the company. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. In addition, RRSat’s adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and our television and radio broadcasting industries, (ii) our expectation to sell additional services to our existing client base, and (iii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, refer to our SEC filings and the amendments thereto, including our Registration Statement on Form F-1 filed on October 31, 2006 and our Current Reports on Form 6-K.

About RRSat Global Communications Network Ltd.

RRSat Global Communications Network Ltd. (NASDAQ: RRST – News) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRSat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRSat is able to offer high-quality and flexible global distribution services for content providers. RRSat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRSat concurrently provide these services to more than 285 television channels and more than 80 radio channels, covering more than 150 countries. Visit the company’s website www.rrsat.com for more information.

FINANCIAL TABLES FOLLOW

RRSat Global Communications Network Ltd. Statements of Operations

Unaudited, In thousands, except share data

	Year ended December 31,		Three months ended December 31,
	2005	2006	2005	2006

Revenues	$31,311	$43,284	$9,218	$12,041
Cost of revenues	19,798	27,451	5,917	7,698

Gross profit	11,513	15,833	3,301	4,343

Operating expenses
Sales and marketing	1,704	1,831	423	430
General and administrative	2,356	3,588	639	998
One time management fees	-	1,000	-	1,000
Total operating expenses	4,060	6,419	1,062	2,428

Operating income	7,453	9,414	2,239	1,915
Interest and marketable securities
income	140	450	12	328
Currency fluctuation and other
financing income (expenses), net	(2)	374	(133)	147
Changes in fair value of embedded
currency conversion derivatives	(1,375)	243	(7)	21
Other income (expenses), net	36	4	27	-

Income before taxes on income	6,252	10,485	2,138	2,411
Income taxes	2,007	3,180	718	664

Net income	$4,245	$7,305	$1,420	$1,747

Income per Ordinary Share
Basic income per Ordinary Share	0.33	0.53	0.11	0.11

Diluted income per Ordinary Share	0.33	0.53	0.11	0.11

Weighted average number of Ordinary
Shares used to compute
basic income per Ordinary Share	12,921,300	13,746,467	12,921,300	15,843,967

Weighted average number of Ordinary
Shares used to compute
diluted income per
Ordinary Share	13,034,700	13,793,694	13,034,700	15,889,796

RRSat Global Communications Network Ltd. Reconciliation of Adjusted Net Income and Adjusted EBITDA

Unaudited, In thousands

	Year ended		Three months ended
	December 31, 2005	December 31, 2006	December 31, 2005	December 31, 2006

Reconciliation of Net Income to
Adjusted Net Income:
Net income - as reported	$4,245	$7,305	$1,420	$1,747

Non-cash equity-based compensation
charge	21	117	6	73
Changes in fair value of embedded
currency conversion derivatives .	1,375	(243)	7	(21)
Change in deferred tax on embedded
derivatives	(470)	71	(5)	2
One time Management fees	-	1,000	-	1,000
Taxes on one time management fees	-	(155)	-	(155)

Adjusted net income	5,171	8,095	1,428	2,646

	Year ended		Three months ended
	December 31, 2005	December 31, 2006	December 31, 2005	December 31, 2006

Reconciliation of Net Income to
Adjusted EBITDA:
Net income - as reported	$4,245	$7,305	$1,420	$1,747

Interest and marketable securities
(income)	(140)	(450)	(12)	(328)
Currency fluctuation and other
financial (income) expenses, net	2	(374)	133	(147)
Changes in fair value of embedded
currency conversion derivatives .	1,375	(243)	7	(21)
Other expenses (income), net	(36)	(4)	(27)	-
Income tax expense	2,007	3,180	717	664
One time Management fees	-	1,000	-	1,000
Non-cash equity-based compensation
charge	21	117	6	73
Depreciation and amortization	1,760	2,274	503	651

Adjusted EBITDA	9,234	12,805	2,747	3,639

RRSat Global Communications Network Ltd. Balance Sheets

Unaudited, In thousands, except share data

	December 31, 2005	December 31, 2006

Current assets
Cash and cash equivalents	$2,060	$51,393
Marketable securities	1,222	1,454
Accounts receivable:
Trade (net of provision for doubtful accounts of $369 and
$987 as of December 31, 2005 and 2006 respectively)	5,625	10,187
Other	822	861
Fair value of embedded currency conversion derivatives	279	743
Deferred taxes	86	184
Prepaid expenses	342	215

Total current assets	10,436	65,037

Deposits and long-term receivables	791	1,018

Assets held for employee severance payments	359	626

Fixed assets, at cost, less accumulated depreciation
and amortization	8,823	12,452

Total assets	$20,409	$79,133

RRSat Global Communications Network Ltd. Balance Sheets (cont.)

Unaudited, In thousands, except share data

	December 31, 2005	December 31, 2006

Liabilities and shareholders' equity

Current liabilities

Accounts payable:
Trade	$2,739	$4,488
Other	1,682	1,872
Fair value of embedded currency
conversion derivatives	189	410
Deferred income	1,770	3,992

Total current liabilities	6,380	10,762

Long - term liabilities
Deferred income	2,861	3,945
Liability in respect of employee severance payments	370	660
Deferred taxes	291	421

Total long - term liabilities	3,522	5,026

Total liabilities	9,902	15,788

Commitments, contingent liabilities and liens

Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares
authorized as of December 31, 2005 and 2006; 13,047,300
and 17,242,300 shares issued and fully paid as of
December 31, 2005 and 2006 respectively)	-	40
Additional paid in capital	3,812	51,280
Retained earnings	6,695	12,025

Total shareholders' equity	$10,507	$63,345

Total liabilities and shareholders' equity	$20,409	$79,133

RRSat Global Communications Network Ltd. Statements of Cash Flows

Unaudited, In thousands

	Year ended December 31,		Three months ended December 31,
	2005	2006	2005	2006

Cash flows from operating activities
Net income	$4,245	$7,305	$1,420	1,747

Adjustments required to reconcile net profit to net cash
provided by operating activities:
Deprecation and amortization	1,760	2,274	503	651
Deferred taxes	(283)	32	74	33
Changes in liability for employee severance payments, net	4	23	(34)	(83)
Capital gains on sale of fixed assets, net	(36)	(1)	(27)	-
Expenses in relation to options granted	21	117	6	73
Changes in fair value of embedded currency
conversion derivatives	1,375	(243)	7	(21)
Changes in assets and liabilities:
Decrease (increase) in marketable securities, net	(55)	(232)	9	(78)
Increase in accounts receivable - trade	(1,421)	(4,562)	(396)	(476)
Decrease (increase) in accounts receivable - other	(376)	(39)	(232)	193
Decrease (increase) in prepaid expenses	(55)	127	22	232
Decrease (increase) in deposits and
long-term receivables	30	(227)	289	9
Increase (decrease) in accounts payable	(215)	1,939	(537)	557
Increase (decrease) in deferred income	851	3,306	(286)	1,766

Net cash provided by operating activities	$5,845	$9,819	$818	$4,603

RRSat Global Communications Network Ltd. Statements of Cash Flows (cont.)

Unaudited, In thousands

	Year ended December 31,		Three months ended December 31,
	2005	2006	2005	2006

Cash flows from investing activities
Investment in fixed assets	$(3,051)	$(5,903)	$(810)	$(1,502)
Proceeds from sale of fixed assets	71	1	52	-

Net cash used in investing activities	$(2,980)	$(5,902)	$(758)	(1,502)

Cash flows from financing activities
Dividend paid	$(2,472)	$(1,975)	$-	$-

Proceeds from issuance of Ordinary Shares, net of
offering cost of $5,046	58	47,391	58	47,652
Bank credit, net	(80)	-	(223)	-

Net cash provided by (used in) financing activities	$(2,494)	$45,416	$(165)	$47,652

Increase (decrease) in cash and cash equivalents	$371	$49,333	$(105)	$50,753

Balance of cash and cash equivalents at
beginning of period	1,689	2,060	2,165	640

Balance of cash and cash equivalents at end of period	$2,060	$51,393	$2,060	$51,393